Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. SCHEDULES FOURTH QUARTER AND YEAR-END 2010 EARNINGS RELEASE AND CONFERENCE CALL

ATHENS, GREECE, January 25, 2011 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that its financial results for the fourth quarter and year ended December 31, 2010 are scheduled to be released before the opening of the U.S. financial markets on Tuesday, February 22, 2011.

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, February 22, 2011.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 365940.

About the Company
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

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